STRATEGIC FUNDS, INC.
200 Park Avenue
New York, New York  10166

August 13, 2010

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  John C. Grzeskiewicz, Esq.

Re:	Strategic Funds, Inc., Dreyfus Active MidCap Fund
Registration Statement on Form N-14
File Nos.:  333-168329; 811-03940

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will become effective on Friday, August 27, 2010 at 9:30 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

STRATEGIC FUNDS, INC.

By:	/s/ Jeff Prusnofsky
Jeff Prusnofsky Vice President